Mail Stop 4561

      October 12, 2005


      VIA USMAIL and FAX (972) 250-0934

Mr. Gary W. Boyd
Vice President - Finance and Chief Financial Officer
Ascendant Solutions, Inc.
16250 Dallas Parkway, Suite 102
Dallas, Texas 75248

      Re:	Ascendant Solutions, Inc.
      Form 10-K for the year ended 12/31/2004
      Filed 3/29/2005
      Form 10-Q for the period ended 3/31/2005
      Filed 5/12/2005
      	File No. 000-27945

Dear Mr. Gary W. Boyd:

      We have reviewed your response letter dated July 8, 2005 and have the following additional comments. Where indicated, we think you should revise your document[s] in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 1 - Organization and Significant Accounting Policies

Significant Accounting Policies

Basis of Presentation, page 46

1. Your response to our prior comment one does not address directly or completely our request for additional information. Please explain to us in sufficient details how your definition of significant influence over operations, as used in your consolidation policy, complies with the consolidation guidance in GAAP. Please refer us to the GAAP literature that supports your consolidation policy.

2. With respect to your consolidation of Fairways Frisco, please explain to us your basis for relying on the SFAS 94`s guidance rather than the SOP 78-9`s.

Fairways Frisco Partnerships, pages 54 - 56

3. We have read and considered your response to our previous comment
two.   As stated in your response to comment one, "The Company did not consolidate the Frisco Square Partnerships based on its
analysis
of the requirements of FIN 46 (R) at December 31, 2004."   Given
that
the Company owned 100% of Fairways Frisco and in accordance with the master agreement, Fairways Frisco agreed to make additional capital contributions to be used to pay operating expenses, tell us how you considered paragraph 5 of FIN 46 (R) in determining not to consolidate the Frisco Square Partnerships at December 31, 2004.

4. We note your response to comment three and will monitor your amendment to the Form 10-K for compliance.

FORM 10-Q OR THE QUARTER ENDED MARCH 31, 2005

Note 2 - Description of Business

Significant Accounting Policies

Investments in Limited Partnerships, page 6

5. We have read and considered your response to our previous comment
five relating to your investment in limited partnerships accounted
for under the cost method.   Given that your investment ownership
is
more than 3 to 5%, please revise the financial statements to account for your limited partnership interest under the equity method as required by EITF Topic D-46 and SOP 78-9.



*  *  *  *



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3414 if you have questions.



						Sincerely,



Jorge Bonilla
Senior Staff Accountant



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Gary W. Boyd
Ascendant Solutions, Inc.
October 12, 2005
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